

November 23, 2010

Mr. Walter G. Goodrich
Chief Executive Officer
Goodrich Petroleum Corporation
801 Louisiana, Suite 700
Houston, TX 77002

   Re: Goodrich Petroleum Corporation
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed February 26, 2010
      File No. 001-12719

Dear Mr. Goodrich:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business and Properties, page 3

Oil and Natural Gas Reserves, page 6

1. We note your statement, "We maintain an internal staff of petroleum engineers and geoscience professionals who work closely with our independent petroleum consultant to ensure the integrity, accuracy and timeliness of data furnished to NSAI in their reserves estimation process." Please disclose the qualifications of these internal individuals and more fully address the procedures used to ensure compliance of your proved reserves with Rule 4-10(a) of Regulation S-X. You may refer to Item 1202(a)(7) of Regulation S-K.

Proved Undeveloped Reserves, page 8

2.   We note from your disclosure, in combination with your tabular presentation of "Proved Reserves" on page 7, that your total proved undeveloped reserves increased from 249.9 Bcfe at the end of 2008 to 255.1 Bcfe at the end of 2009, a net increase of 5.2 Bcfe. Additionally, you only state that you converted approximately 1% of your total proved undeveloped reserves at the end of 2008, or 2.5 Bcfe, to proved developed reserves. In reconciling this activity from your disclosures, there appears to be an unexplained net change of 7.7 Bcfe (3.1% of beginning reserves). Accordingly, please expand your disclosure to address any additional material gross changes to your proved undeveloped reserves, as required by Item 1203(b) of Regulation S-K.

Net Production, Unit Prices and Costs, page 10

3.   We note in the tabular presentation you provided the total production information that is required by Item 1204(a) of Regulation S-K, for each of your reported product types. Please expand these disclosures to also provide production information by final product sold for each field that contains 15% or more of your total proved reserves, or explain to us why you concluded that the information for each significant field was not required.

Exhibit 99.1

4.   While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such practices that are "generally accepted petroleum and engineering evaluation principles." With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief